Dreyfus
U.S. Treasury
Intermediate Term Fund

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
     With Those of Other Funds

7   Statement of Investments

10   Statement of Financial Futures

10   Statement of Options Written

11   Statement of Assets and Liabilities

12   Statement of Operations

13   Statement of Changes in Net Assets

14   Financial Highlights

15   Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus U.S. Treasury Intermediate Term Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

Fixed-income markets remained turbulent over the first half of 2008. Slumping housing markets, inflation concerns, rising unemployment and lingering credit concerns continued to dampen fixed income investor sentiment. Throughout the first half of the year, investors continuously exhibited a "flight to quality" pattern, and U.S. government securities fared relatively well, while higher-yielding market sectors — including corporate bonds, mortgage-backed securities and asset-backed securities — generally were hard-hit by credit concerns.

While the global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been, to a great extent, exposed and ameliorated. The implications of our economic outlook for the U.S. bond market generally are positive, especially since selling pressure among over-leveraged investors and the Fed's recent comments on inflation have created attractive values in various fixed-income asset classes. These factors support our view that some areas of the U.S. bond market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments and an asset allocation that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus U.S. Treasury Intermediate Term Fund achieved a total return of 1.87%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Intermediate Term Index (the "Index"), achieved a total return of 2.36% for the same period.[2]

In an intensifying credit crisis and economic downturn, a "flight to quality" helped U.S. Treasury securities produce attractive absolute returns during the reporting period. The fund's return was lower than that of the benchmark, due mainly to allocations to U.S. government agency securities and asset-backed securities the performance of which lagged U.S. Treasuries.

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income.

As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes and other securities issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Because U.S. Treasury bills and notes are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund maintains a dollar-weighted average maturity between three and 10 years.

Credit Woes Sparked a "Flight to Quality"

A credit crisis that began in 2007 in the sub-prime mortgage market continued to dampen investor sentiment over the first half of 2008, causing yields in most segments of the bond market to rise and their prices to fall. In addition, slumping housing markets, mounting job losses and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices for securities that tend to be sensitive to economic conditions. The impact of these factors was particularly severe in higher-yielding market sectors, such as corporate bonds and mortgage-backed securities. In contrast, U.S. Treasury securities generally gained value when risk-averse investors flocked to the added credit safety provided by these government-guaranteed investments.

The Federal Reserve Board (the "Fed") responded aggressively to the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.25% at the start of the reporting period to 2% at the end. As a result, yield differences generally widened along the bond market's maturity range. Intermediate-term securities ranked among the greater beneficiaries of the steepening yield curve.

Although fixed-income markets remained volatile throughout the reporting period, returns from U.S. Treasury securities began to moderate after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. However, in June, economic concerns and a new wave of losses among banks again boosted prices of U.S. Treasury securities, offsetting most of the springtime decline.

Allocation Strategies Tempered Results

In this market environment, the fund benefited from its core holdings of intermediate-term U.S. Treasury securities, which enabled it to participate in the market sector's rally. However, to boost yields, we allocated a portion of the fund's assets to agency debentures and asset-backed securities from U.S. government agencies. The performance of these higher-yielding securities lagged nominal U.S. Treasury securities over the reporting period, causing the fund to underperform its benchmark, which is composed solely of U.S. Treasury securities.

The fund's interest-rate strategies also detracted mildly from performance. In anticipation of wider yield differences along the market's maturity spectrum, we emphasized bonds in the five-year maturity range, which benefited from the steepening yield curve over the first six months. However, we increased those positions in the first quarter only to see the yield curve flatten somewhat in the second quarter. The fund benefited from the use of certain options that enabled it to capture more fully the positive effects of volatility in short-term interest rates.

Maintaining a Conservative Posture

As of the reporting period's end, the U.S. economy and credit markets continued to struggle. Despite the Fed's aggressive actions, unemployment is likely to rise, and housing prices have continued to fall. Consequently, we believe that current inflationary pressures may ease, and the Fed will likely keep interest rates unchanged longer than the market currently anticipates. We have maintained the fund's holdings of U.S. government agency securities to capture more competitive levels of income and participate in the potential for price appreciation as it becomes clearer that the Fed and U.S. Department of the Treasury are prepared to support the nation's financial system and government sponsored enterprises.

July 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Intermediate Term Index is an unmanaged performance benchmark for Treasury securities with maturities of 1-10 years; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Intermediate Term Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.26
Ending value (after expenses)	$1,018.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.27
Ending value (after expenses)	$1,021.63

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Bonds and Notes—94.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.—2.3%				
Small Business Administration, Ser. 2005-P10A, Cl. 1	4.64	2/10/15	4,683,269	**4,595,424**
U.S. Government Agencies—6.4%				
Federal National Mortgage Association, Notes	3.25	2/25/11	5,615,000	5,584,348
Federal National Mortgage Association, Notes	3.50	6/18/10	7,345,000	7,372,816
Small Business Administration, Gov't Gtd. Notes, Ser. 10-A	6.64	2/10/11	32,711	33,646
				12,990,810
U.S. Government Agencies/ Mortgage-Backed—1.1%				
Federal Home Loan Mortgage Corp; 7.50%, 11/1/29			9,966	10,788
Federal National Mortgage Association:				
6.50%, 10/1/31			16,792	17,445
7.00%, 3/1/12			22,508	23,648
Government National Mortgage Association I:				
6.00%, 1/15/33			92,345	94,127
6.50%, 5/15/26			47,294	49,172
Ser. 2005-9, Cl. A, 4.03%, 5/16/22			467,770	466,246
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			420,554	419,485
Ser. 2006-9, Cl. A, 4.20%, 8/16/26			1,083,517	1,078,286
				2,159,197
U.S. Treasury Bonds—12.0%				
8.75%, 5/15/17			16,200,000 [a]	21,830,780
10.63%, 8/15/15			1,755,000	2,510,610
				24,341,390
U.S. Treasury Notes—73.1%				
3.50%, 12/15/09			30,375,000 [a]	30,866,224
3.63%, 12/31/12			38,135,000 [a]	38,727,885
3.88%, 5/15/09			3,000,000 [a]	3,040,080

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Notes (continued)		
4.50%, 4/30/12	26,520,000 [a]	27,808,713
4.63%, 7/31/12	22,355,000 [a]	23,572,319
4.75%, 2/15/10	5,570,000	5,770,609
5.75%, 8/15/10	17,425,000 [a]	18,537,220
		148,323,050
Total Bonds and Notes		
(cost $192,720,434)		**192,409,871**

Options−.5%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009@ 2.50	19,100,000 [b]	1,507
6-Month USD Libor-BBA,		
Swaption	10,350,000 [b]	902,344
U.S. Treasury 5 Year Notes,		
September 2008 @ 101.48	2,220,000 [b]	25,004
Total Options		
(cost $919,086)		**928,855**

Short-Term Investments−4.3%	Principal Amount ($)	Value ($)
U.S. Government Agencies−4.0%		
Federal National Mortgage		
Association, 2.04%, 7/14/08	8,000,000	**7,994,107**
U.S. Treasury Bills−.3%		
1.85%, 9/18/08	680,000	**677,339**
Total Short-Term Investments		
(cost $8,671,346)		**8,671,446**

Investment of Cash Collateral for Securities Loaned—40.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $81,762,660)	81,762,660 c	**81,762,660**
Total Investments (cost $284,073,526)	**140.1%**	**283,772,832**
Liabilities, Less Cash and Receivables	**(40.1%)**	**(81,214,969)**
Net Assets	**100.0%**	**202,557,863**

LIBOR-BBA—London Interbank Offered Rate British Bankers' Association

[a] *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $79,647,698 and the total market value of the collateral held by the fund is $81,803,950, consisting of cash collateral of $81,762,660 and U.S. Government and Agency securities valued at $41,290.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	92.6	Corporate Bonds	2.3
Short-Term/		Options	.5
Money Market Investments	44.7		**140.1**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	106	22,387,531	September 2008	18,171
U.S. Treasury 5 Year Notes	72	7,959,938	September 2008	17,563
				35,734

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Notes, July 2008 @ 100.59	2,000,000 [a]	(13,208)
U.S. Treasury 5 Year Notes, July 2008 @ 99.27	2,010,000 [a]	(36,439)
U.S. Treasury 10 Year Notes, July 2008 @ 99.19	1,000,000 [a]	(5,841)
Put Options		
U.S. Treasury 5 Year Notes, July 2008 @ 99.27	2,010,000 [a]	(7,483)
U.S. Treasury 5 Year Notes, September 2008 @ 99.91	2,220,000 [a]	(28,190)
U.S. Treasury 5 Year Notes, July 2008 @ 100.59	2,000,000 [a]	(10,024)
U.S. Treasury 10 Year Notes, July 2008 @ 99.19 (Premiums received $114,239)	1,000,000 [a]	(6,331) **(107,516)**

[a] *Non-income producing security.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan valued at $79,647,698)—Note 1(b):		
Unaffiliated issuers	202,310,866	202,010,172
Affiliated issuers	81,762,660	81,762,660
Cash		380,470
Dividends and interest receivable		1,582,786
Receivable for shares of Beneficial Interest subscribed		78,685
Receivable for investment securities sold		32,977
Receivable for futures variation margin—Note 4		20,031
Prepaid expenses		13,613
		285,881,394
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		97,224
Liability for securities on loan—Note 1(b)		81,762,660
Payable for investment securities purchased		860,085
Payable for shares of Beneficial Interest redeemed		451,612
Outstanding options written, at value (premiums received $114,239)—See Statement of Options Written		107,516
Interest payable—Note 2		53
Accrued expenses		44,381
		83,323,531
Net Assets ($)		**202,557,863**
Composition of Net Assets ($):		
Paid-in capital		211,701,255
Accumulated distributions in excess of investment income—net		(666,222)
Accumulated net realized gain (loss) on investments		(8,218,933)
Accumulated net unrealized appreciation (depreciation) on investments and options transactions (including $35,734 net unrealized appreciation on financial futures)		(258,237)
Net Assets ($)		**202,557,863**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,749,285
Net Asset Value, offering and redemption price per share ($)		**12.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	3,499,700
Income from securities lending	317,902
Dividends;	
Affiliated issuers	26,543
Total Income	**3,844,145**
Expenses:	
Management fee–Note 3(a)	609,860
Shareholder servicing costs–Note 3(b)	224,800
Professional fees	26,304
Registration fees	12,042
Trustees' fees and expenses–Note 3(c)	10,465
Custodian fees–Note 3(b)	9,323
Prospectus and shareholders' reports	7,231
Interest expense–Note 2	53
Miscellaneous	13,483
Total Expenses	**913,561**
Less–reduction in management fee due to undertaking–Note 3(a)	(247,082)
Less–reduction in fees due to earnings credits–Note 1(b)	(6,252)
Net Expenses	**660,227**
Investment Income–Net	**3,183,918**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,105,398
Net realized gain (loss) on options transactions	172,956
Net realized gain (loss) on financial futures	(639,183)
Net Realized Gain (Loss)	**3,639,171**
Net unrealized appreciation (depreciation) on investments and options transactions (including $17,296 net unrealized appreciation on financial futures)	(3,189,600)
Net Realized and Unrealized Gain (Loss) on Investments	**449,571**
Net Increase in Net Assets Resulting from Operations	**3,633,489**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income–net	3,183,918	7,879,816
Net realized gain (loss) on investments	3,639,171	3,706,559
Net unrealized appreciation (depreciation) on investments	(3,189,600)	3,802,113
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,633,489**	**15,388,488**
Dividends to Shareholders from ($):		
Investment income–net	**(4,113,510)**	**(8,058,105)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	34,890,480	36,431,137
Dividends reinvested	3,439,714	6,767,044
Cost of shares redeemed	(29,967,149)	(46,947,755)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,363,045**	**(3,749,574)**
Total Increase (Decrease) in Net Assets	**7,883,024**	**3,580,809**
Net Assets ($):		
Beginning of Period	194,674,839	191,094,030
End of Period	**202,557,863**	**194,674,839**
Undistributed (distributions in excess of) investment income–net	(666,222)	263,370
Capital Share Transactions (Shares):		
Shares sold	2,662,652	2,910,486
Shares issued for dividends reinvested	263,010	540,737
Shares redeemed	(2,288,699)	(3,739,520)
Net Increase (Decrease) in Shares Outstanding	**636,963**	**(288,297)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.88	12.41	12.50	12.65	13.04	13.09
Investment Operations:						
Investment income−net[a]	.20	.51	.47	.34	.23	.17
Net realized and unrealized gain (loss) on investments	.04	.48	(.09)	(.05)	(.13)	.24
Total from Investment Operations	.24	.99	.38	.29	.10	.41
Distributions:						
Dividends from investment income−net	(.26)	(.52)	(.47)	(.44)	(.49)	(.46)
Net asset value, end of period	12.86	12.88	12.41	12.50	12.65	13.04
Total Return (%)	1.87[b]	8.22	3.09	2.32	.81	3.17
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.90[c]	.93	.92	.90	.91	.92
Ratio of net expenses to average net assets	.65[c]	.65	.65	.65	.66	.80
Ratio of net investment income to average net assets	3.13[c]	4.10	3.83	2.65	1.78	1.27
Portfolio Turnover Rate	72.83[b]	288.09	246.50	198.10	1,082.63	1,916.62
Net Assets, end of period ($ x 1,000)	202,558	194,675	191,094	177,337	196,182	191,806

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Intermediate Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	81,787,664	(71,782)
Level 2–Other Significant Observable Inputs	201,985,168	0
Level 3–Significant Unobservable Inputs	0	0
Total	**283,772,832**	**(71,782)**

[†] *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. At origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collateral is either invested in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or Letters of Credit. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $171,178 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $11,625,907 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $1,390,867 of the carryover expires in fiscal 2008, $7,623,197 expires in fiscal 2012, $886,712 expires in fiscal 2013 and $1,725,131 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $8,058,105. The tax character of current year distributions will be determined at the end of the current year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008, was approximately $3,900 with a related weighted average annualized interest rate of 2.76%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2008 through June 30, 2008 to reduce the management fee paid by the fund, to the extent that, the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $247,082 during the period ended June 30, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2008, the fund was charged $49,602 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the fund was charged $99,675 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $6,252 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $9,323 pursuant to the custody agreement.

During the period ended June 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consists of: management fees $99,411, custodian fees $9,813, chief compliance officer fees $2,820 and transfer agency per account fees $28,000, which are offset against an expense reimbursement currently in effect in the amount of $42,820.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions during the period ended June 30, 2008, amounted to $144,011,893 and $142,568,271, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents.

The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) call/put options in order to gain exposure to, or protect against, changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended June 30, 2008:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized (Loss) ($)
Contracts outstanding December 31, 2007	21,200,000	121,890		
Contracts written	12,240,000	114,239		
Contracts Terminated: Closed	21,200,000	121,890	278,030	(156,140)
Contracts outstanding June 30, 2008	**12,240,000**	**114,239**		

At June 30, 2008, accumulated net unrealized depreciation on investments was $300,694, consisting of $746,227 gross unrealized appreciation and $1,046,921 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

Dreyfus U.S. Treasury Intermediate Term Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRGIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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